Exhibit 99.1

ING posts 1Q2025 net result of €1,455 million, with strong growth in customer balances and fee income 1Q2025 profit before tax of €2,124 million with a CET1 ratio of 13.6% • Strong increase in fee income, driven especially by an increase in investment products • Total income was resilient, supported by an excellent growth in deposits and a continued increase in mortgage volumes, as well as strong results in Financial Markets • Operating expenses excluding regulatory costs slightly lower quarter - on - quarter • We continue to move our capital towards our target level and announce a €2.0 billion share buyback CEO statement “While the geopolitical and macroeconomic circumstances remain uncertain, we believe there is an opportunity for Europe to collectively drive competitiveness and resilience through simplification of regulations and investments in infrastructure, technology and defence,” said Steven van Rijswijk, CEO of ING Group. "As one of the largest and most geographically diversified European banks, we are well - positioned to play a key role in supporting this growth while navigating volatility. During these times, we are staying particularly close to our clients to understand their concerns and banking needs. Our scale, strong performance and robust capital ratios enable us to provide our customers with the support required to manage uncertainties, mitigate risks and capture opportunities. "During the first quarter of 2025, we have delivered continued commercial growth, driven by excellent growth in deposits and higher mortgage volumes. Total income has increased, supported by resilient commercial net interest income and a strong increase in fee income. Expenses have decreased slightly quarter - on - quarter and the increase year - on - year was in line with our guidance, reflecting the impact of inflation and client acquisition expenses. Risk costs were €313 million and below our through - the - cycle - average, reflecting the quality of our loan portfolio. “In Retail Banking, our mobile primary customer base has grown by 174,000 customers this quarter, mainly attributable to Germany, the Netherlands, Spain and Poland. We have attracted €17 billion in retail core deposits, primarily in Germany. And we have increased core lending by €9 billion, of which €6 billion is in residential mortgages, particularly in the Netherlands and Germany, and nearly €2 billion in Business Banking. Across our markets, we have seen 125,000 mortgage applications during this quarter, up 20% year - on - year. Retail fee income has risen 18% year - on - year, primarily driven by growth in the number of investment product customers, higher assets under management and an increase in customer trading activity. “In Wholesale Banking, total income was stable, with strong results in Financial Markets as we have supported our clients during the turbulent market conditions. This turbulence has also led to muted lending volumes. Fee income in Wholesale Banking has increased quarter - on - quarter, mainly driven by higher fees from Global Capital Markets and Trade Finance. Moreover, we have continued to invest in front office growth, our digital customer experience and the scalability of our systems. “We continue to support clients in their sustainability transition by launching innovative services or by entering into partnerships. In Wholesale Banking, we have increased sustainable volume mobilised to €30 billion, a 23% increase versus last year. In Spain, we have launched a service that helps retail customers get insights into their CO2e emissions and provides tips on how to reduce their environmental footprint. In Australia, ING has become the first bank to participate in a new digital energy ratings programme that provides our customers with free energy ratings of their homes and identifies potential sustainability improvements. "We continue to converge our CET1 ratio to our target level while taking the ongoing geopolitical and macroeconomic uncertainty into account. In that light, today we announce a share buyback programme of €2.0 billion. “We’re pleased with our first - quarter performance and are confident in our ability to deliver value to our stakeholders in the current macroeconomic turbulence . We are well on track to meet our 2027 targets and I would like to thank our employees across the world for their contributions to these strong results and their commitment to serving our customers . ” Press release ING Corporate Communications Amsterdam, 2 May 2025 Investor enquiries E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Analyst call 2 May 2025 at 9:00 am CET +31 20 708 5074 (NL) +44 330 551 0202 (UK) (Registration required via invitation) Live audio webcast at www.ing.com

Business Highlights

Net core lending growth	Profit before tax	CET1 ratio
€6.8 bln	**€2,124 mln**	**13.6%**
in 1Q2025	-7% vs 1Q2024	stable vs 4Q2024
Net core deposits growth	**Fee income**	**Return on equity (4-qtr rolling avg)**
€22.6 bln	**€1,094 mln**	**12.8%**
in 1Q2025	+10% vs 1Q2024	-0.2% vs 4Q2024

Superior value for customers

NPS score Retail Banking:

Ranked #1 in 5 of 10 retail markets

Mobile primary customers[1]:

+174,000 in 1Q2025

We have grown our mobile primary customer base by 174,000 to 14.5 million. Furthermore, we have reached the milestone of 40 million private individual customers and are the number-one recommended bank in five of our 10 Retail markets.

We're committed to providing value for our customers through scalable innovative solutions. Italy has become the fourth market where we've launched the OneApp, following the Netherlands, Belgium and Germany. OneApp ensures a seamless banking experience for our customers, while also bringing our investment app functionalities onto one single platform.

In Belgium, we have significantly simplified the process for requesting a car loan and accompanying car insurance with a tool that accurately estimates the car value and insurance premium by simply uploading a photo of the vehicle.

We continue to add features for Business Banking customers to make banking easy and relevant. We've launched bookkeeping tools in the Netherlands and Germany, and in Belgium we have introduced ING Invoice Manager, an online billing tool that helps clients be compliant with e-invoicing regulations that will be mandatory as of 1 January 2026. As part of the IEX Golden Bull awards for the Dutch investment management industry, ING has won in the category 'Best Investment Firm of the Year' in a survey of 13,000 Dutch investors.

In Wholesale Banking, we continue to invest in our product foundations and front office capabilities, including in our Global Capital Markets franchise.

Sustainability

Volume mobilised[2]:

€30.3 bln in 1Q2025

vs €24.7 bln in 1Q2024

Sustainability deals supported by ING:

193 in 1Q2025

vs 156 in 1Q2024

We continue to support clients in their sustainability transitions, with the volume of sustainable finance mobilised rising 23% from the first quarter of last year to €30.3 billion. ING is the first global systemically important bank to have climate targets validated by the Science-Based Targets initiative (SBTi). The SBTi has validated our targets for our own emissions, as well as the targets for oil & gas, power generation, cement, steel, automotive, aviation, and commercial real estate sectors in our client portfolio.

As part of their Financial Sector Benchmark 2025, which assessed the 400 most influential financial institutions on their contribution to global goals (such as the SDGs and the Paris Agreement), the World Benchmarking Alliance (WBA) has ranked ING first out of 108 European and Central Asian institutions assessed and second overall.

As part of the IEX Golden Bull awards, an independent jury has selected ING Netherlands as the winner in the category 'Best Provider of Sustainable Investment Funds'.

In Wholesale Banking, ING has achieved the top ranking in the Bloomberg ESG Structuring Advisor league table.

Society is transitioning to a low-carbon economy. So are our clients, and so is ING. We finance a lot of sustainable activities, but we still finance more that's not. See how we're progressing at ing.com/climate.

[1] Includes private individuals only
[2] See our Annual Report for definition

ING Press Release 1Q2025 2

Consolidated Results

Consolidated results	1Q2025	1Q2024	Change	4Q2024	Change
Profit or loss (in € million)					
Commercial net interest income[1]	3,794	3,897	-2.6%	3,749	1.2%
Other net interest income	-172	-72		-69	
Net interest income	3,622	3,825	-5.3%	3,680	-1.6%
Net fee and commission income	1,094	998	9.6%	1,001	9.3%
Investment income	27	8	237.5%	-63	
Other income	893	752	18.8%	789	13.2%
Total income	**5,637**	**5,583**	**1.0%**	**5,407**	**4.3%**
Expenses excl. regulatory costs	2,839	2,674	6.2%	2,989	-5.0%
Regulatory costs[2]	361	358	0.8%	347	4.0%
Operating expenses	**3,200**	**3,032**	**5.5%**	**3,337**	**-4.1%**
Gross result	**2,437**	**2,551**	**-4.5%**	**2,070**	**17.7%**
Addition to loan loss provisions	313	258	21.3%	299	4.7%
Result before tax	**2,124**	**2,293**	**-7.4%**	**1,771**	**19.9%**
Taxation	604	653	-7.5%	542	11.4%
Non-controlling interests	65	61	6.6%	74	-12.2%
Net result[3]	**1,455**	**1,578**	**-7.8%**	**1,154**	**26.1%**
Commercial growth					
Net core lending growth (in € billion)[4]	6.8	4.2		7.2	
Net core deposits growth (in € billion)[4]	22.6	13.5		16.4	
Profitability and efficiency					
Interest margin	1.36%	1.51%		1.40%	
Commercial interest margin[5]	2.26%	2.43%		2.26%	
Cost/income ratio	56.8%	54.3%		61.7%	
Risk costs in bps of average customer lending	18	16		18	
Net result per share (in euros)	0.47	0.48	-2.1%	0.37	27.0%
Return on equity based on IFRS-EU equity[6]	12.0%	12.8%		9.4%	
ING Group common equity Tier 1 ratio	13.6%	14.8%		13.6%	
Risk-weighted assets (end of period, in € billion)	337.2	323.1	4.4%	333.7	1.0%

[1] Commercial net interest income (NII) is the sum of lending NII and liability NII (excluding significant volatile items). For a reconciliation with 'Net interest income' see page 15.
[2] Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes ('DGS') and resolution funds.
[3] Net result reflects the net result attributable to shareholders of the parent.
[4] Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run-off portfolios. Net core deposits growth represents customer deposits adjusted for currency impacts, Treasury and run-off portfolios.
[5] Commercial net interest margin reflects commercial NII as percentage of average customer lending excluding Financial Markets and Treasury.
[6] Annualised net result divided by average IFRS-EU shareholders' equity excluding reserved profits not included in CET1 capital.

Total income

Total income in 1Q2025 was a strong €5,637 million, an increase of 4.3% quarter-on-quarter and up 1.0% compared with 1Q2024. Our revenues were supported by record growth in customer balances and higher fee income.

In the first quarter of 2025, net core lending growth was €6.8 billion. In Retail Banking, our core lending book grew by €8.6 billion. This was particularly driven by a further expansion of our mortgage portfolio across most of our markets. Net core lending in Wholesale Banking declined by €1.8 billion, mainly due to seasonal volatility in balances for Working Capital Solutions. Volumes in Wholesale Banking Lending declined slightly, reflecting delayed investment decisions by our clients given the current volatile circumstances and our continued efforts to optimise our capital usage.

Net core deposits growth was €22.6 billion, our highest quarterly growth ever. Retail Banking accounted for €17.0 billion of this, supported by a strong inflow in Germany after a promotional savings campaign. Net core deposits growth in Wholesale Banking was €5.6 billion, mainly reflecting higher short-term client balances in our cash pooling business, which can be more volatile.

Commercial net interest income (NII) amounted to €3,794 million in 1Q2025, a decrease of 2.6% year-on-year as the favourable impact of volume growth was more than offset by a normalising liability margin. Sequentially, commercial NII increased 1.2%, entirely in liability NII, where the impact of lower ECB deposit facility rates was more than offset by adjustments to the savings rates, volume growth and a structural shift from 'other NII' to liability NII in Wholesale Banking related to our cash pooling and netting services. Lending NII was broadly stable versus 4Q2024 as the increase in average balances was offset by slightly lower margins, reflecting a continued mix shift towards high ROE mortgages and the impact of having two fewer days in the quarter.

Our commercial net interest margin came out at 2.26% in 1Q2025 and was stable quarter-on-quarter. The average lending margin declined to 1.25% from 1.28% in 4Q2024, while the average liability margin rose by one basis point to 1.01%.

Other NII, which mainly includes Financial Markets and Treasury, decreased due to the aforementioned shift to commercial NII coupled with a larger impact from accounting asymmetry, which was more than offset in other income.

ING Press Release 1Q2025 3

Consolidated Results

Net interest income (in € million) and net interest margin (in %)


2.43%
2.42%
2.38%
2.26%
2.26%
3,825
3,830
3,689
3,680
3,622
1,795
1,779
1,794
1,630
1,685
2,102
2,138
2,103
2,119
2,109
1Q2024
2Q2024
3Q2024
4Q2024
1Q2025
Lending NII excluding Polish moratorium
Liability NII
Other NII
Commercial NIM

Total net fee and commission income rose 9.6% year-on-year and 9.3% sequentially to €1,094 million. This was driven by a very strong increase in fee income for Retail Banking, which was up 18% year-on-year and 12% sequentially. Especially fee income from investment products increased significantly. This primarily reflects growth in the number of customers for investment products and in the average number of brokerage trades per customer. Fee income for Wholesale Banking declined year-on-year due to a lower deal closure in Lending. Sequentially, this was more than compensated by higher fees from Global Capital Markets and Trade Finance.

Investment income amounted to €27 million compared with €8 million in 1Q2024 and €-63 million in 4Q2024. The first quarter of 2025 included a €39 million interim dividend from our stake in the Bank of Beijing.

Other income rose 19% year-on-year and 13% sequentially, mainly due to increased client activity and favourable market conditions in Financial Markets, coupled with a higher impact from accounting asymmetry (largely offset in 'other NII'). 1Q2024 had included a €53 million receivable related to a prior insolvency of a financial institution in the Netherlands.

Operating expenses

Total operating expenses were €3,200 million, including €361 million of regulatory costs and €4 million of incidental cost items.

Expenses excluding regulatory costs and incidental items amounted to €2,835 million and rose 6.2% year-on-year, mainly attributable to the impact of inflation on staff expenses. It also reflects our continued investments in business growth over the last twelve months, including growth in our front office and investments to enhance the digital customer experience and the scalability of our systems in Wholesale Banking. Sequentially, expenses excluding regulatory costs and incidental items decreased 1.6%, mainly due to lower client acquisition expenses.

Operating expenses (in € million)


3,032
2,848
2,904
3,337
3,200
358
4
88
41
88
24
347
109
361
4
2,670
2,719
2,792
2,881
2,835
1Q2024
2Q2024
3Q2024
4Q2024
1Q2025
Expenses excl. regulatory costs and incidental items
Regulatory costs
Incidental items

Regulatory costs were €361 million and are seasonally higher in the first quarter of the year. This reflects the accounting requirement to recognise certain annual charges in full in the first quarter, such as the contributions to the Belgian deposit guarantee scheme (DGS) and the Belgian bank tax (whereas the annual Dutch bank tax is recorded in the fourth quarter). Year-on-year, regulatory costs were broadly stable. They increased in Belgium, where the total amount of covered deposits under the DGS rose in 2024 following the maturity of government-issued bonds in September 2024. At the same time, regulatory costs in the Netherlands declined as no DGS contribution was required in 1Q2025.

Incidental expense items in 1Q2025 amounted to €4 million, equal to the amount in 1Q2024 and reflecting hyperinflation accounting impacts on expenses in Türkiye (due to the accounting requirements of IAS 29). The fourth quarter of 2024 had €109 million of incidental expense items, the majority of which was related to restructuring costs.

Addition to loan loss provisions

Net additions to loan loss provisions amounted to €313 million. This is equivalent to 18 basis points of average customer lending, and below our through-the-cycle average of around 20 basis points.

Total net additions to Stage 3 provisions in 1Q2025 were €215 million, which is significantly down from the previous quarter. Stage 3 risk costs in this quarter were mainly related to collective Stage 3 provisioning in the consumer lending and business lending portfolios of Retail Banking, spread across various markets. Individual Stage 3 risk costs sharply declined quarter-on-quarter due to a lower inflow as well as repayments and recoveries in Wholesale Banking.

Total Stage 1 and 2 risk costs were €98 million, mainly reflecting an update of the macroeconomic forecasts, some model updates, as well as portfolio movements.

ING Press Release 1Q2025 4

Consolidated Results

Addition to loan loss provisions (in € million)


258
300
336
299
313
368
451
453
311
98
215
-110
-151
-117
-11
1Q2024
2Q2024
3Q2024
4Q2024
1Q2025
Stage 3
Stage 1 & 2

Risk costs for Retail Banking were €175 million, or 14 basis points of average customer lending. Net additions were largely related to business and consumer lending, while risk costs for mortgages remained low. Wholesale Banking recorded €138 million of risk costs, or 29 basis points of average customer lending.

Net result

The net result in 1Q2025 was €1,455 million compared with €1,578 million in 1Q2024 and €1,154 million in the previous quarter. The effective tax rate was 28.4% in 1Q2025 compared with 28.5% in 1Q2024 and 30.6% in 4Q2024.

In a quarter marked by seasonally high regulatory costs, our return on average IFRS-EU equity still came out at 12.0%. On a four-quarter rolling average basis, the return on average IFRS-EU equity remained high at 12.8%. ING's return on equity is calculated using average IFRS-EU shareholders' equity after excluding 'reserved profit not included in CET1 capital', which amounted to €2,879 million at the end of 1Q2025. This includes the final cash dividend over 2024, which will be paid out in May 2025, and 50% of the resilient net profit for 1Q2025, which has been reserved for distribution in line with our policy.

Return on equity ING Group (in %)


14.8%
14.0%
13.8%
13.0%
12.8%
12.8%
14.5%
15.3%
9.4%
12.0%
1Q2024
2Q2024
3Q2024
4Q2024
1Q2025
Return on IFRS-EU equity (quarter)
Return on IFRS-EU equity (4-quarter rolling average)

Resilient net profit is defined as net profit adjusted for significant items that are not linked to the normal course of business. With the inflation rate in Türkiye gradually coming down, the impact of hyperinflation accounting is not expected to be significant anymore and will therefore no longer be excluded. This means that resilient net profit was equal to net profit in 1Q2025.

2025 outlook[1]

Macroeconomic and geopolitical circumstances remain uncertain and, taking this into account, we now expect a CET1 ratio by year-end 2025 of between 12.8-13.0%, while our CET1 ratio target remains unchanged at ~12.5%. Apart from that, we reconfirm our 2025 outlook, as we remain confident in our ability to deliver value. This means that we expect total income in 2025 to end up at roughly the same level as it was in 2024, supported by volume growth and a targeted 5-10% increase in fee income. Total expenses are expected to increase to around €12.5-€12.7 billion (excluding incidental items). The return on equity is expected to exceed 12% in 2025.

This outlook excludes the impact of the previously announced intended sale of ING's business in Russia to Global Development JSC, where we expect a negative P&L impact of around €0.7 billion post tax and a negative impact of around 5 basis points on ING's CET1 ratio. It also excludes potential other incidental items and/or one-offs.

[1] The targets, outlook and trends discussed in this 2025 Outlook section are forward-looking statements that are based on management's current expectations and are subject to change, including as a result of the factors described under the section entitled 'Important Legal Information' in this document. ING assumes no obligation to publicly update or revise these forward-looking statements, whether as a result of new information or for any other reason.

ING Press Release 1Q2025 5

ING Press Release 1Q2025 6 Consolidated balance sheet 31 Dec. 24 31 Mar. 25 31 Dec. 24 31 Mar. 25 in € million Liabilities Assets 16,723 21,158 Deposits from banks 70,353 94,098 Cash and balances with central banks 691,661 733,706 Customer deposits 21,770 36,414 Loans and advances to banks 227,827 228,062 - current accounts / overnight deposits 137,580 150,296 Financial assets at fair value through profit or loss 354,560 373,983 - savings accounts 72,897 67,275 - trading assets 107,695 128,508 - time deposits 2,463 1,810 - non - trading derivatives 1,579 3,153 - other customer deposits 5,740 5,266 - designated as at fair value through profit or loss 86,900 88,318 Financial liabilities at fair value through profit or loss 56,481 75,944 - mandatorily at fair value through profit or loss 35,255 25,933 - trading liabilities 46,389 47,405 Financial assets at fair value through OCI 2,101 1,594 - non - trading derivatives 2,562 2,591 - equity securities fair value through OCI 49,543 60,792 - designated as at fair value through profit or loss 42,219 43,307 - debt securities fair value through OCI 13,707 14,606 Other liabilities 1,608 1,507 - loans and advances fair value through OCI 142,367 151,228 Debt securities in issue 50,273 53,668 Securities at amortised cost 17,878 17,092 Subordinated loans 680,233 682,640 Loans and advances to customers 969,236 1,026,109 Total liabilities 686,066 688,481 - customer lending - 5,833 - 5,841 - provision for loan losses Equity 1,679 1,663 Investments in associates and joint ventures 50,314 51,675 Shareholders' equity 2,434 2,399 Property and equipment 995 1,119 Non - controlling interests 1,334 1,374 Intangible assets 51,309 52,794 Total equity 8,499 8,947 Other assets 1,020,545 1,078,904 Total liabilities and equity 1,020,545 1,078,904 Total assets Balance sheet In 1Q2025, ING’s balance sheet rose by €58 billion to €1,079 billion, including €6 billion of negative currency impacts (mainly due to the strengthening of the euro). The increase on the asset side of the balance sheet was mainly visible in cash and balances with central banks, loans and advances to banks, and financial assets at fair value through profit or loss, which had all been at relatively low levels at year - end 2024. Customer lending grew by €2 billion, as a strong increase in Retail Banking was largely offset by currency impacts and a decline in Wholesale Banking. Securities at amortised cost and financial assets at fair value through OCI increased by €3 billion and €1 billion respectively, predominantly reflecting investments in hiqh - quality liquid assets. On the liability side of the balance sheet, the main increase was recorded in customer deposits, which rose by €42 billion. This reflects strong growth in Retail Banking Germany and higher client balances in our cash pooling business, as well as Treasury picking up from a low level at year - end 2024. Debt securities in issue increased by €9 billion, of which €7 billion was in CD/CP for liquidity purposes. Deposits from banks increased by €4 billion. Shareholders’ equity Change in shareholders’ equity 1Q2025 in € million 50,314 Shareholders' equity beginning of period 1,455 Net result for the period - 51 (Un)realised gains/losses fair value through OCI 171 Change in cashflow hedge reserve - 182 Exchange rate differences - 58 Change in treasury shares (incl. share buyback) 27 Other changes 1,362 Total changes 51,675 Shareholders' equity end of period Shareholders’ equity increased by € 1 , 362 million in 1 Q 2025 , primarily reflecting the € 1 , 455 million net result recorded in 1 Q 2025 . Shareholders’ equity per share increased to €16.94 on 31 March 2025 from €16.25 on 31 December 2024. Consolidated Balance Sheet

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	31 Mar. 2025	31 Dec. 2024
Shareholders' equity (parent)	51,675	50,314
Reserved profits not included in CET1 capital	-2,879	-2,152
Other regulatory adjustments	-2,775	-2,902
Available common equity Tier 1 capital	**46,021**	**45,260**
Additional Tier 1 securities	6,697	7,965
Regulatory adjustments additional Tier 1	96	66
Available Tier 1 capital	**52,814**	**53,291**
Supplementary capital - Tier 2 bonds	9,139	9,852
Regulatory adjustments Tier 2	74	50
Available Total capital	**62,027**	**63,194**
Risk-weighted assets	337,219	333,708
Common equity Tier 1 ratio	**13.6%**	**13.6%**
Tier 1 ratio	15.7%	16.0%
Total capital ratio	18.4%	18.9%
Leverage Ratio	**4.5%**	**4.7%**

Capital ratios

Our CET1 ratio came out at 13.6%, with an eight basis point increase versus the prior quarter. An increase in CET1 capital due to the inclusion of €0.7 billion from the quarterly net profit after dividend reserving was mostly offset by an increase in risk-weighted assets. The impact from the implementation of Basel IV and other model updates on ING's CET1 ratio was negligible.

The Tier 1 and Total capital ratios decreased in 1Q2025, mainly due to the redemption of a $1.25 billion AT1 instrument and a €750 million Tier 2 instrument.

The leverage ratio decreased from 4.7% to 4.5% due to a seasonal increase in total assets in combination with a lower Tier 1 capital.

Risk-weighted assets (RWA)

Total RWA increased by €3.5 billion in 1Q2025, which included an impact of €-1.4 billion from the implementation of Basel IV and other model updates in 1Q2025.

This total impact of €-1.4 billion is split into €-9.9 billion in credit RWA (primarily Basel IV day 1 impact and other model updates), €+4.6 billion in operational RWA (following the transition from the AMA model to the SMA model) and €+3.9 billion in market RWA (mainly explained by the inclusion of FRTB CVA and its effects under CRR3).

ING Group: Composition of RWA			
in € billion	31 Mar. 2025	31 Dec. 2024 restated[1]	31 Dec. 2024
Credit RWA	275.8	272.2	282.1
Operational RWA	43.1	43.1	38.5
Market RWA	18.3	16.9	13.1
Total RWA	**337.2**	**332.3**	**333.7**

[1] including the impact from the implementation of Basel IV and other model updates in 1Q2025

Excluding the effects of Basel IV and other model updates as well as a €-1.7 billion FX impact, credit RWA increased by €5.2 billion, mainly driven by business growth in Retail Banking.

Excluding the impact from the implementation of Basel IV, operational RWA remained flat and market RWA increased by €1.3 billion.

Distribution

ING has reserved €727 million of the 1Q2025 net profit for distribution. Resilient net profit in 1Q2025, which is defined as net profit adjusted for significant items not linked to the normal course of business, was €1,455 million. With the inflation rate in Türkiye gradually coming down, the impact of hyperinflation accounting is not expected to be significant anymore and will therefore no longer be excluded. This means that resilient net profit was equal to net profit in 1Q2025.

The final cash dividend over 2024 of €0.71 per ordinary share was approved by shareholders at the Annual General Meeting on 22 April 2025 and will be paid on 2 May 2025.

We continue to move our capital towards our target level and today announced the start of a share buyback programme, under which we plan to repurchase ordinary shares of ING Group for a maximum total amount of €2.0 billion. The buyback programme will have an impact of roughly 59 basis points on our CET1 ratio.

The additional shareholder distribution of up to €2.5 billion, as announced on 31 October 2024, has been completed. As part of this, an amount of €500 million was distributed in cash to shareholders, for which €0.161 per share was paid on 16 January 2025. The share buyback programme was completed on 30 April 2025. A total of 125.8 million ordinary shares have been repurchased for a total consideration of €2.0 billion.

CET1 requirement

ING targets a CET1 ratio of around 12.5%, which is comfortably above the prevailing CET1 ratio requirement (including buffer requirements) of 10.76%. This requirement remained unchanged compared with 4Q2024.

ING's fully loaded CET1 requirement was 10.88% at the end of 1Q2025, also unchanged versus 4Q2024.

ING Press Release 1Q2025 7

Capital, Liquidity and Funding

MREL and TLAC requirements

Minimum Required Eligible Liabilities (MREL) and Total Loss Absorbing Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group. The available MREL and TLAC capacity consists of own funds and senior debt instruments issued by ING Group.

ING's MREL requirement (including buffer requirements) is 29.08% of RWA and 7.32% of leverage exposure. The MREL capacity decreased slightly in 1Q2025 due to a decline in total capital, partly offset by a net increase in HoldCo Senior instruments. In 1Q2025, ING issued multiple HoldCo Senior instruments for a total amount of approximately €6 billion, which was partly offset by redemptions and the loss of MREL eligibility of some HoldCo instruments. The decrease in MREL capacity is reflected in a lower surplus based on leverage exposure. The MREL surplus based on RWA also declined, as the decrease in MREL capacity was combined with a higher RWA.

The prevailing TLAC requirements (including buffer requirements) are 23.33% of RWA and 6.75% of leverage exposure.

ING Group: MREL and TLAC requirements		
in € million	31 Mar. 2025	31 Dec. 2024
MREL / TLAC capacity	110,330	111,247
MREL / TLAC (as a % of RWA)	32.7%	33.3%
MREL / TLAC (as a % of leverage exposure)	9.4%	9.8%
MREL surplus based on LR requirement	**24,052**	**28,554**
MREL surplus based on RWA requirement	**12,257**	**14,198**
TLAC surplus based on LR requirement	**30,770**	**34,993**
TLAC surplus based on RWA requirement	**31,647**	**33,386**

Liquidity and funding

In 1Q2025, the 12-month moving average Liquidity Coverage Ratio (LCR) decreased slightly to 142%.

LCR 12-month moving average		
in € billion	31 Mar. 2025	31 Dec. 2024
Level 1	188.1	184.1
Level 2A	3.3	3.2
Level 2B	7.4	7.0
Total HQLA	**198.8**	**194.3**
Outflow	**239.2**	**234.6**
Inflow	**99.3**	**98.5**
LCR	**142%**	**143%**

At the end of 1Q2025, the Net Stable Funding Ratio of ING stood at 132%, which is comfortably above the regulatory minimum of 100%.

The excellent increase of €42 billion in customer deposits (reflecting strong growth in Retail Banking Germany and higher client balances in our cash pooling business, as well as Treasury picking up from a low level at year-end 2024) was reflected in a loan-to-deposit ratio of 0.93 compared with 0.98 in 4Q2024.

The funding mix remained largely stable in 1Q2025.

ING Group: Loan-to-deposit ratio and funding mix		
	31 Mar. 2025	31 Dec. 2024
Loan-to-deposit ratio	0.93	0.98
Funding mix		
Customer deposits (private individuals)	51%	53%
Customer deposits (other)	23%	22%
Lending / repurchase agreements	6%	5%
Interbank	2%	2%
CD/CP	6%	5%
Long-term senior debt	11%	11%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position (excluding AT1) rose by €1.1 billion versus 4Q2024. The change was caused by a combination of issuances, redemptions and FX movements.

Long-term debt maturity ladder per currency, 31 March 2025								
in € billion	Total	2025	2026	2027	2028	2029	2030	>2030
EUR	79	3	9	7	10	10	10	30
USD	24	0	2	5	3	3	1	9
Other	13	1	3	2	2	3	0	3
Total	**116**	**5**	**14**	**13**	**14**	**16**	**12**	**42**

Ratings

The ratings and outlook from S&P, Moody's and Fitch remained unchanged during the quarter.

Credit ratings of ING on 1 May 2025			
	S&P	Moody's	Fitch
ING Groep N.V.			
Issuer rating			
Long-term	A-	n/a	A+
Short-term	A-2	n/a	F1
Outlook	Stable	Positive[1]	Stable
Senior unsecured rating	A-	Baa1	A+
ING Bank N.V.			
Issuer rating			
Long-term	A+	A1	AA-
Short-term	A-1	P-1	F1+
Outlook	Stable	Positive	Stable
Senior unsecured rating	A+	A1	AA-

[1] Outlook refers to the senior unsecured rating.

ING Press Release 1Q2025 8

Risk Management

ING Group: Total credit outstandings[1]

in € million	Credit outstandings 31 Mar. 2025	Credit outstandings 31 Dec. 2024	Stage 2 31 Mar. 2025	Stage 2 31 Dec. 2024	Stage 2 ratio 31 Mar. 2025	Stage 2 ratio 31 Dec. 2024	Stage 3 31 Mar. 2025	Stage 3 31 Dec. 2024	Stage 3 ratio 31 Mar. 2025	Stage 3 ratio 31 Dec. 2024
Residential mortgages	354,848	350,023	28,644	29,392	8.1%	8.4%	3,256	3,313	0.9%	0.9%
of which Netherlands	123,973	121,484	14,552	15,382	11.7%	12.7%	527	591	0.4%	0.5%
of which Belgium	44,831	44,588	4,187	4,324	9.3%	9.7%	1,182	1,187	2.6%	2.7%
of which Germany	97,145	96,150	3,470	3,225	3.6%	3.4%	570	561	0.6%	0.6%
of which Rest of the world	88,899	87,800	6,435	6,461	7.2%	7.4%	976	975	1.1%	1.1%
Consumer lending	27,342	26,702	3,030	3,081	11.1%	11.5%	1,327	1,273	4.9%	4.8%
Business lending	111,644	109,655	13,620	13,092	12.2%	11.9%	3,424	3,251	3.1%	3.0%
of which business lending Netherlands	40,772	39,170	5,734	5,059	14.1%	12.9%	693	616	1.7%	1.6%
of which business lending Belgium	50,450	50,620	4,474	4,597	8.9%	9.1%	1,623	1,598	3.2%	3.2%
Other retail banking	63,010	48,080	484	736	0.8%	1.5%	221	230	0.4%	0.5%
of which retail-related treasury	57,813	43,053	34	111	0.1%	0.3%			0.0%	0.0%
Retail Banking	**556,844**	**534,460**	**45,778**	**46,301**	**8.2%**	**8.7%**	**8,229**	**8,067**	**1.5%**	**1.5%**
Lending	159,145	161,151	16,958	19,004	10.7%	11.8%	4,100	4,426	2.6%	2.7%
Daily Banking & Trade Finance	56,336	59,171	3,386	4,372	6.0%	7.4%	575	591	1.0%	1.0%
Financial Markets	9,699	9,897	1,731	962	17.8%	9.7%			0.0%	0.0%
Treasury & Other	42,773	30,848	322	291	0.8%	0.9%	124	118	0.3%	0.4%
Wholesale Banking	**267,953**	**261,067**	**22,397**	**24,630**	**8.4%**	**9.4%**	**4,800**	**5,135**	**1.8%**	**2.0%**
Total loan book	**824,797**	**795,527**	**68,175**	**70,931**	**8.3%**	**8.9%**	**13,029**	**13,202**	**1.6%**	**1.7%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance positions) and Corporate Line.

Credit risk management

Total credit outstandings rose in 1Q2025 following an increase in cash and balances with central banks (reflected in retail-related treasury and in Wholesale Banking Treasury & Other) as well as an increase in residential mortgages. Stage 2 credit outstandings declined. This was mainly in Wholesale Banking Lending (reflecting improvements in the watchlist portfolio) and in Dutch residential mortgages (triggered by model refinements).

The stock of provisions decreased slightly following a drop in Stage 3 provisions, partially offset by an increase in Stage 2 provisions, reflecting an update of the macroeconomic forecasts and some risk migration. The Stage 3 coverage ratio declined to 33.7% from 34.0% in the previous quarter. The total loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance, with generally low loan-to-value ratios.

ING Group: Stock of provisions[1]

in € million	31 Mar. 2025	31 Dec. 2024	Change
Stage 1 - 12-month ECL	421	409	11
Stage 2 - Lifetime ECL not credit impaired	1,210	1,130	80
Stage 3 - Lifetime ECL credit impaired[2]	4,408	4,509	-101
Total	**6,039**	**6,049**	**-9**

[1] At the end of March 2025, the stock of provisions included provisions for loans and advances to customers (€5,841 million), loans and advances to central banks (€13 million), loans and advances to banks (€25 million), financial assets at FVOCI (€18 million), securities at amortised cost (€13 million) and ECL provisions for off-balance-sheet exposures (€128 million) recognised as liabilities.

[2] Stage 3 includes purchased originated credit impaired (POCI).

ING Press Release 1Q2025 9

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit or loss account					
In € million	1Q2025	1Q2024	Change	4Q2024	Change
Profit or loss					
Commercial net interest income	2,787	2,894	-3.7%	2,810	-0.8%
Other net interest income	-16	39	-141.0%	-21	
Net interest income	2,772	2,933	-5.5%	2,789	-0.6%
Net fee and commission income	760	646	17.6%	681	11.6%
Investment income	6	5	20.0%	-40	
Other income	253	172	47.1%	231	9.5%
Total income	**3,791**	**3,757**	**0.9%**	**3,661**	**3.6%**
Expenses excl. regulatory costs	1,851	1,750	5.8%	1,901	-2.6%
Regulatory costs	322	321	0.3%	206	56.3%
Operating expenses	**2,173**	**2,072**	**4.9%**	**2,107**	**3.1%**
Gross result	**1,619**	**1,685**	**-3.9%**	**1,554**	**4.2%**
Addition to loan loss provisions	175	165	6.1%	158	10.8%
Result before tax	**1,444**	**1,520**	**-5.0%**	**1,396**	**3.4%**
Key financial metrics					
Net core lending growth (in € billion)	8.6	3.7		7.0	
Net core deposits growth (in € billion)	17.0	9.2		12.4	
Cost/income ratio	57.3%	55.1%		57.5%	
Risk costs in bps of average customer lending	14	14		13	
Return on equity based on 12.5% CET1[1]	20.4%	22.6%		19.8%	
Risk-weighted assets (end of period, in € billion)	168.7	156.4	7.9%	165.2	2.1%

[1] Annualised after-tax return divided by average equity based on 12.5% of RWA.

Retail Banking

Retail Banking posted strong results in the first quarter of 2025, supported by continued commercial growth. The number of mobile primary customers rose by 174,000, and this was coupled with a significant increase in customer balances and fee income.

We were particularly successful in gathering deposits this quarter. Net core deposits growth was €17.0 billion, and this was largely driven by Germany following another successful promotional campaign.

Net core lending growth was €8.6 billion. This was primarily attributable to mortgage growth across most markets (most notably in the Netherlands and Germany, while we also further grew our business lending and consumer lending portfolios.

The strong increase in lending and deposit volumes helped offset the pressure from decreasing rates, resulting in commercial net interest income being broadly stable compared with 4Q2024. Year-on-year, commercial net interest income declined slightly as volume growth could not entirely compensate for lower liability margins in the eurozone.

Fee income was very strong and rose 18% compared with 1Q2024 and 12% sequentially. These increases were primarily driven by higher fee income for investment products, supported by growth in the number of active investment product customers and in the average number of brokerage trades per customer. In addition, fee income from daily banking and insurance products was also up on both comparable quarters.

Other income rose year-on-year and sequentially and this was due to Treasury. All in all, total income grew 0.9% year-on-year and 3.6% sequentially.

Expenses excluding regulatory costs increased 5.8% year-on-year, mainly reflecting CLA impact and salary indexation, as well as continued investments in business growth. Sequentially, expenses declined 1.0% when excluding regulatory costs and €31 million of incidental item costs recorded in 4Q2024. The decrease was mainly due to lower client acquisition expenses in the first quarter. Regulatory costs were €322 million and are seasonally higher in the first quarter as they include the annual contributions to the Belgian DGS and bank tax.

Risk costs amounted to €175 million and were 14 basis points of average customer lending, reflecting our continued strong asset quality.

ING Press Release 1Q2025 10

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit or loss account						
	Retail Banking Netherlands			Retail Banking Belgium		
In € million	1Q2025	1Q2024	4Q2024	1Q2025	1Q2024	4Q2024
Profit or loss						
Commercial net interest income	881	895	914	416	478	410
Other net interest income	-143	-109	-139	26	46	18
Net interest income	739	787	775	442	524	428
Net fee and commission income	257	250	266	176	148	144
Investment income	2	3	-16	0	2	0
Other income	190	145	200	37	17	37
Total income	**1,188**	**1,185**	**1,224**	**655**	**691**	**610**
Expenses excl. regulatory costs	483	483	523	386	387	397
Regulatory costs	0	20	73	226	203	32
Operating expenses	**483**	**503**	**595**	**613**	**589**	**429**
Gross result	**705**	**682**	**629**	**42**	**101**	**180**
Addition to loan loss provisions	21	-17	26	40	44	25
Result before tax	**683**	**699**	**603**	**2**	**58**	**155**
Key financial metrics						
Net core lending growth (in € billion)	4.4	1.7	3.1	0.0	0.4	0.3
Net core deposits growth (in € billion)	0.2	-3.5	4.0	-0.3	0.5	1.6
Cost/income ratio	40.7%	42.5%	48.6%	93.6%	85.3%	70.5%
Risk costs in bps of average customer lending	5	-4	6	16	19	10
Return on equity based on 12.5% CET1[1]	31.2%	32.6%	27.1%	-0.3%	2.8%	10.0%
Risk-weighted assets (end of period, in € billion)	52.9	51.3	52.6	35.8	34.3	36.2

[1] Annualised after-tax return divided by average equity based on 12.5% of RWA.

Retail Netherlands

Commercial net interest income held up well year-on-year, as continued growth in the mortgage portfolio and higher savings volumes compensated for a lower margin on liabilities. Sequentially, net interest income from lending was stable, while net interest income from liabilities declined. Other net interest income and other income both mainly relate to Treasury and, when combined, were relatively stable.

Fee income rose year-on-year and this was mainly driven by investment products, reflecting growth in assets under management. Compared with 4Q2024, fee income declined slightly.

Net core lending growth was €4.4 billion in 1Q2025, as a further increase in mortgages was coupled with an expansion of the business lending and consumer lending portfolios. Net core deposits growth was €0.2 billion, and here an increase in savings from private individuals was largely offset by a seasonal outflow in business banking as clients withdrew money for tax payments.

Expenses excluding regulatory costs were stable year-on-year, as higher internal staff expenses were partly offset by lower expenses for external FTEs. Sequentially, expenses excluding regulatory costs declined by €40 million, mainly due to lower expenses for client acquisition and professional services, as well as to €11 million of incidental cost items included in 4Q2024.

Regulatory costs were nil in 1Q2025 as no contribution to the DGS was required. Regulatory costs in 4Q2024 had mainly included the annual booking of the Dutch bank tax.

Risk costs amounted to €21 million in 1Q2025 and were five basis points of average customer lending.

Retail Belgium (including Luxembourg)

Commercial net interest income declined year-on-year due to lower margins on liabilities. Sequentially, commercial net interest income was up slightly, supported by an increase in the liability margin after adjustments to the savings rates. The movements in other net interest income are largely mirrored in other income, and both are mainly Treasury-related.

Fee income rose significantly year-on-year, reflecting higher fees from daily banking as well as from investment and insurance products. Sequentially, the increase was mainly driven by investment products. This reflects a net inflow and higher entrance fees after a successful campaign in 4Q2024 to attract new customers for investment products, whereas the previous quarter had included the pay-out of incentives.

Net core lending remained stable in 1Q2025 as continued growth in the mortgage portfolio was fully offset by a small decline in other lending. Net core deposits declined by €0.3 billion.

Expenses excluding regulatory costs were stable year-on-year as the impact of automatic salary indexation was offset by FTE reductions. Sequentially, expenses excluding regulatory costs declined, mainly due to lower expenses for client acquisition and for professional services.

Regulatory costs in 1Q2025 included the contributions to the Belgian DGS (which rose year-on-year because of higher covered deposits for Belgian banks following the maturity of government-issued bonds) and the Belgian bank tax.

Risk costs amounted to €40 million in 1Q2025 and were largely related to an increase in collective provisions for business lending clients.

ING Press Release 1Q2025 11

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit or loss account						
	Retail Banking Germany			Retail Banking Other		
In € million	1Q2025	1Q2024	4Q2024	1Q2025	1Q2024	4Q2024
Profit or loss						
Commercial net interest income	569	644	565	920	877	921
Other net interest income	53	30	56	48	71	44
Net interest income	622	674	621	968	948	965
Net fee and commission income	147	105	118	180	144	152
Investment income	2	0	-8	1	0	-16
Other income	-46	-46	-83	73	56	77
Total income	**726**	**733**	**648**	**1,222**	**1,149**	**1,179**
Expenses excl. regulatory costs	337	292	326	644	589	655
Regulatory costs	12	20	19	83	79	82
Operating expenses	**350**	**312**	**345**	**727**	**667**	**737**
Gross result	**377**	**421**	**303**	**495**	**481**	**442**
Addition to loan loss provisions	35	40	28	78	99	78
Result before tax	**342**	**382**	**275**	**417**	**383**	**363**
Key financial metrics						
Net core lending growth (in € billion)	1.5	0.7	1.3	2.8	1.0	2.3
Net core deposits growth (in € billion)	15.3	9.0	0.2	1.8	3.1	6.6
Cost/income ratio	48.1%	42.5%	53.2%	59.5%	58.1%	62.5%
Risk costs in bps of average customer lending	13	15	10	26	36	27
Return on equity based on 12.5% CET1[1]	27.8%	33.5%	22.1%	19.8%	20.5%	17.9%
Risk-weighted assets (end of period, in € billion)	28.3	24.8	26.6	51.7	46.0	49.8

[1] Annualised after-tax return divided by average equity based on 12.5% of RWA.

Retail Germany

Commercial net interest income decreased year-on-year, as the favourable impact of volume growth was more than offset by a lower liability margin. Sequentially, commercial net interest income was slightly up, supported by higher volumes and adjustments to the savings rates.

Fee income increased strongly both year-on-year and sequentially, fuelled by a higher number of trades in investment products, growth in the number of customers, and higher fees from daily banking.

Other net interest income and other income are both mainly Treasury-related. The sum of the two was up on both comparable quarters, also because 4Q2024 had included a €-51 million impact from client acquisition costs following a successful campaign to attract new customers.

Net core lending growth in 1Q2025 was €1.5 billion, driven by mortgages and consumer lending. Net core deposits growth was €15.3 billion, reflecting a strong inflow after a promotional savings campaign.

Expenses in the first quarter of 2025 included a legal provision of €10 million and €6 million of restructuring costs. Expenses excluding regulatory costs and the aforementioned items increased year-on-year, predominantly due to higher staff expenses (related to annual salary increases) and investments in business growth and scalability, but they declined versus 4Q2024. The decrease in regulatory costs compared with 1Q2024 reflects a lower contribution to DGS.

Risk costs were €35 million, spread across consumer lending, mortgages and business lending.

Retail Other

Commercial net interest income increased year-on-year, supported by continued growth in lending and deposit volumes. Sequentially, commercial net interest income remained stable as volume growth and adjustments to the savings rates compensated for lower policy rates.

Fee income rose significantly year-on-year and sequentially, driven by higher fees from daily banking and insurance, reflecting an increase in the number of customers and in cross-selling. This was combined with higher fee income from investment products, which was fuelled by net inflows and a higher number of trades.

Other net interest income and other income, which are both largely Treasury-related, were broadly stable.

Net core lending growth amounted to €2.8 billion in 1Q2025, mainly reflecting higher mortgage volumes in almost all countries (particularly in Spain and Australia). Net core deposits growth was €1.8 billion and largely driven by net inflows in Spain and Türkiye.

Expenses excluding regulatory costs increased year-on-year due to inflationary pressure (particularly in Türkiye) and investments in further business growth. Sequentially, expenses excluding regulatory costs and €17 million of incidental restructuring costs recorded in 4Q2024 declined, mainly due to lower client acquisition expenses.

Risk costs were €78 million with net additions mostly in Poland, Spain, Italy and Romania.

ING Press Release 1Q2025 12

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account					
In € million	1Q2025	1Q2024	Change	4Q2024	Change
Profit or loss					
Commercial net interest income	1,007	1,003	0.4%	938	7.4%
Other net interest income	-263	-161		-158	
Net interest income	744	842	-11.6%	780	-4.6%
Net fee and commission income	336	354	-5.1%	319	5.3%
Investment income	2	2	0.0%	-23	
Other income	678	551	23.0%	581	16.7%
Total income	**1,758**	**1,749**	**0.5%**	**1,657**	**6.1%**
of which:					
Lending	785	831	-5.5%	827	-5.1%
Daily Banking & Trade Finance	495	499	-0.8%	479	3.3%
Financial Markets	415	383	8.4%	302	37.4%
Treasury & Other	64	35	82.9%	50	28.0%
Total income	**1,758**	**1,749**	**0.5%**	**1,657**	**6.1%**
Expenses excl. regulatory costs	871	805	8.2%	898	-3.0%
Regulatory costs	39	37	5.4%	141	-72.3%
Operating expenses	**910**	**841**	**8.2%**	**1,038**	**-12.3%**
Gross result	**848**	**907**	**-6.5%**	**619**	**37.0%**
Addition to loan loss provisions	138	93	48.4%	141	-2.1%
Result before tax	**710**	**814**	**-12.8%**	**478**	**48.5%**
Key financial metrics					
Net core lending growth (in € billion)	-1.8	0.5		0.2	
Net core deposits growth (in € billion)	5.6	4.3		4.0	
Cost/income ratio	51.8%	48.1%		62.6%	
Income over average risk-weighted assets (in bps)[1]	466	465		437	
Risk costs in bps of average customer lending	29	20		29	
Return on equity based on 12.5% CET1[2]	10.5%	12.5%		7.3%	
Risk-weighted assets (end of period, in € billion)	149.7	150.7	-0.7%	152.2	-1.6%

[1] Annualised total income divided by average RWA.
[2] Annualised after-tax return divided by average equity based on 12.5% of RWA.

Wholesale Banking had a solid start to 2025, with total income up 6.1% quarter-on-quarter and in line with the strong performance of 1Q2024. We continued diversifying our income profile this quarter, as evidenced by higher income from Financial Markets and the growth in fee income in Daily Banking & Trade Finance, which compensated for a softer quarter in Lending. Our disciplined capital management contributed to a reduction in risk-weighted assets and an income over average risk-weighted assets ratio of 466 basis points. The return on equity was 10.5%.

Expenses excluding regulatory costs rose year-on-year. This reflects the impact of collective labour agreements, inflation and investments in selective front office growth, as well as in multi-year system improvements to enhance the digital customer experience and the scalability of systems.

Risk costs amounted to €138 million, or 29 basis points over average customer lending, and were largely due to Stage 2 provisions. Individual Stage 3 risk costs sharply declined quarter-on-quarter due to a lower inflow as well as repayments and recoveries.

Net core lending declined by €1.8 billion, mainly due to seasonal volatility in balances for Working Capital Solutions. Volumes in Lending declined slightly, reflecting delayed investment decisions by our clients given the current volatile circumstances, as well as our continued efforts to optimise our capital usage. Net customer deposits growth was €5.6 billion; this primarily reflects higher short-term client balances in our cash pooling business.

Lending income decreased 5% both year-on-year and sequentially, as fee income could not match the high level from 1Q2024 and 4Q2024, which both had included several sizeable deals. Net interest income was resilient quarter-on-quarter, taking into account that 1Q2025 had two fewer days.

Income from Daily Banking & Trade Finance held up well year-on-year. Volume growth across all products, higher fee income and strong commercial momentum for our cash pooling business compensated for lower interest margins in Payments & Cash Management (PCM). Compared with 4Q2024, income rose 3%, mainly supported by higher results in Trade & Commodity Finance, while PCM income stabilised as margin compression eased during this quarter.

Financial Markets income was strong, increasing 8% year-on-year with a particularly strong performance from Rates, Equity Derivatives, and Non-Linear products, which all benefited from strong client flows and favourable market conditions. Compared to the seasonally lower fourth quarter, income rose 37%, supported by increased client activity, which was especially visible in the results of Global Capital Markets, Rates and Equity Derivatives products.

Income from Treasury & Other increased significantly year-on-year, mainly reflecting higher income from Corporate Finance as well as positive revaluations and hedge ineffectiveness in Treasury, whereas 1Q2024 had been impacted by negative revaluations in Corporate Investments. Sequentially, the increase in income was driven by Treasury.

ING Press Release 1Q2025 13

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account						
	Total Corporate Line			of which IAS 29 impact[1]		
In € million	1Q2025	1Q2024	4Q2024	1Q2025	1Q2024	4Q2024
Profit or loss						
Commercial net interest income	0	0	0	0	0	0
Other net interest income	107	50	110	2	3	22
Net interest income	107	50	110	2	3	22
Net fee and commission income	-2	-2	1	0	0	3
Investment income	20	0	0	0	0	0
Other income	-38	30	-23	-31	-52	-36
Total income	**88**	**78**	**89**	**-29**	**-49**	**-11**
of which:						
Foreign currency ratio hedging	152	130	118	0	0	0
Asian stakes	67	23	27	0	0	0
Other Corporate Line	-132	-76	-57	-29	-49	-11
Total income	**88**	**78**	**89**	**-29**	**-49**	**-11**
Expenses excl. regulatory costs	117	119	191	4	4	20
Regulatory costs	0	0	1	0	0	1
Operating expenses	**117**	**119**	**192**	**4**	**4**	**21**
Gross result	**-30**	**-42**	**-103**	**-33**	**-53**	**-32**
Addition to loan loss provisions	0	0	0	0	0	0
Result before tax	**-30**	**-42**	**-103**	**-33**	**-53**	**-32**

[1] Hyperinflation accounting (IAS 29) became applicable for ING's subsidiary in Türkiye in 2022.

Total income in 1Q2025 included a €39 million interim dividend from our stake in the Bank of Beijing and higher income from foreign currency ratio hedging. This was largely offset by negative revaluation results in Other Corporate Line, while income in 1Q2024 had included the recognition of a €53 million receivable related to a prior insolvency of a financial institution in the Netherlands.

Operating expenses were broadly stable year-on-year and declined sharply sequentially, as 4Q2024 had included €25 million of restructuring costs, €22 million for a one-off payment to our staff in the Netherlands and a higher IAS 29 impact.

ING Press Release 1Q2025 14

Use of alternative performance measures

Our reported results are presented in accordance with IFRS accounting standards as detailed in our annual report. In addition, in the discussion of our business performance, we use a number of alternative performance measures, including commercial net interest income and net core lending and deposits growth.

We consider commercial net interest income, and the derived commercial net interest margin, as useful information because the scope is restricted to those products that are mainly interest driven and excludes the interest on products where performance measurement is primarily done based on fee income or on total income level (including Financial Markets and Treasury). It also excludes significant volatile items in lending and liability net interest income, thus removing items that distort period-on-period comparisons.

We consider net core lending and deposits growth to be useful information to track our real commercial growth in customer balances. Net core lending and deposits growth measures the development of our customer lending and deposits, adjusted for currency impacts and changes in the Treasury and run-off portfolios.

The following tables show how the alternative performance measures can be reconciled to the reported results.

Reconciliation commercial net interest income (NII)

	1Q2025	1Q2024	Change	4Q2024	Change
Net interest income (IFRS)	**3,622**	**3,825**	**-5.3%**	**3,680**	**-1.6%**
Exclude: Other NII (excl. significant volatile items)[1]	-172	-72		-18	
Exclude: Significant volatile items[2]	0	0		-51	
Commercial net interest income	**3,794**	**3,897**	**-2.6%**	**3,749**	**-2.6%**
Of which: Lending net interest income[3]	2,109	2,102	0.3%	2,119	-0.5%
Of which: Liability net interest income[4]	1,685	1,795	-6.1%	1,630	3.4%

[1] Other NII mainly includes NII for Financial Markets and Treasury. In Financial Markets this primarily reflects the funding costs of positions for which associated revenue is reported in 'other income'. For Treasury, it includes the funding costs of specific money market and FX transactions where an offsetting revenue is recorded in 'other income', as well as interest income from other Treasury activities (such as foreign currency ratio hedging) that are not allocated to Retail or Wholesale. Furthermore, other NII includes the funding costs for our equity stakes, the NII related to investment portfolios, as well as the effect of indexation of NII required by IAS 29 due to hyperinflation in Turkiye.

[2] Significant volatile items in lending and liability NII are lending- and liability-related interest items that management would consider as outside the normal course of business and large enough to distort a proper period-on-period comparison. For the years 2024 and 2025, it includes a €-51 million impact from the payout of incentives in Germany (4Q2024), €-39 million for the Polish mortgage moratorium (2Q2024), and a €+70 million one-off in Wholesale Banking (2Q2024).

[3] Lending NII includes the NII on mortgages, consumer lending, business lending, wholesale lending, working capital solutions and trade finance services. The NII is net, i.e. after internal funds transfer pricing.

[4] Liability NII includes the NII on savings, deposits and current accounts. It excludes the NII on deposits in the Financial Markets and Treasury portfolios. The NII is net, i.e., after internal funds transfer pricing.

Reconciliation net core lending growth 1Q2025

	ING Group	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line
Customer lending (IFRS) - 1Q2025	**688.5**	**168.0**	**98.0**	**111.7**	**119.7**	**190.8**	**0.2**
Customer lending (IFRS) - 4Q2024	686.1	164.3	98.3	110.2	117.2	195.8	0.3
Customer lending growth	**2.4**	**3.7**	**-0.3**	**1.5**	**2.5**	**-5.0**	**0.0**
Exclude: FX impact	-4.1	0.0	0.0	0.0	-1.0	-3.1	0.0
Exclude: Movements in Treasury, run-off portfolios and other	-0.3	-0.6	-0.3	0.1	0.7	-0.1	0.0
Net core lending growth[1]	**6.8**	**4.4**	**0.0**	**1.5**	**2.8**	**-1.8**	**0.0**

[1] Net core lending growth represents the development in loans and advances to customers excluding provision for loan losses, adjusted for currency impacts, Treasury and run-off portfolios.

Reconciliation net core deposits growth 1Q2025

	ING Group	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line
Customer deposits (IFRS) - 1Q2025	**733.7**	**215.2**	**97.0**	**166.4**	**164.5**	**90.6**	**0.0**
Customer deposits (IFRS) - 4Q2024	691.7	200.7	97.1	151.1	163.2	79.6	0.0
Customer deposits growth	**42.0**	**14.6**	**0.0**	**15.3**	**1.3**	**10.9**	**0.0**
Exclude: FX impact	-4.7	0.0	0.0	0.0	-0.5	-4.2	0.0
Exclude: Movements in Treasury, run-off portfolios and other	24.2	14.4	0.2	0.0	0.0	9.5	0.0
Net core deposits growth[1]	**22.6**	**0.2**	**-0.3**	**15.3**	**1.8**	**5.6**	**0.0**

[1] Net core deposits growth represents the development in customer deposits, adjusted for currency impacts, Treasury and run-off portfolios.

ING Press Release 1Q2025 15

Share information	1Q2025	4Q2024	3Q2024	2Q2024	1Q2024
Shares (in millions, end of period)					
Shares outstanding	3,050.2	3,096.3	3,161.7	3,239.7	3,302.5
Average number of shares outstanding	3,071.5	3,130.0	3,200.6	3,275.4	3,309.5
Treasury shares	97.2	51.1	141.7	63.7	195.7
Share price (in euros)					
End of period	17.99	15.13	16.27	15.96	15.25
High	18.87	16.16	17.09	16.57	15.25
Low	15.06	14.44	14.78	14.67	11.92
Net result per share (in euros)	0.47	0.37	0.59	0.54	0.48
Shareholders' equity per share (end of period in euros)	16.94	16.25	16.22	15.48	16.09
Dividend per share (in euros)	-	0.71	-	0.35	-
Price/earnings ratio[1]	9.1	7.7	7.9	7.9	7.3
Price/book ratio	1.06	0.93	1.00	1.03	0.95

[1] Four-quarter rolling average.

Financial calendar	
Payment date for final dividend 2024 (NYSE)[1]	Friday 9 May 2025
Publication results 2Q2025	Thursday 31 July 2025
Ex-date for interim dividend 2025 (Euronext Amsterdam)[1]	Monday 4 August 2025
Record date for interim dividend 2025 entitlement (Euronext Amsterdam)[1]	Tuesday 5 August 2025
Record date for interim dividend 2025 entitlement (NYSE)[1]	Monday 11 August 2025
Payment date for interim dividend 2025 (Euronext Amsterdam)[1]	Monday 11 August 2025
Payment date for interim dividend 2025 (NYSE)[1]	Monday 25 August 2025
Publication results 3Q2025	Thursday 30 October 2025

[1] Only if any dividend is paid

All dates are provisional

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is: empowering people to stay a step ahead in life and in business. ING Bank's more than 60,000 employees offer retail and wholesale banking services to customers in over 100 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

ING aims to put sustainability at the heart of what we do. Our policies and actions are assessed by independent research and ratings providers, which give updates on them annually. ING's ESG rating by MSCI was reconfirmed by MSCI as 'AA' in August 2024 for the fifth year. As of December 2023, in Sustainalytics' view, ING's management of ESG material risk is 'Strong'. Our current ESG Risk Rating, is 17.2 (Low Risk). ING Group shares are also included in major sustainability and ESG index products of leading providers. Here are some examples: Euronext, STOXX, Morningstar and FTSE Russell.

Further information

For more on results publications, go to the quarterly results publications page on www.ing.com.

For more on investor information, go to www.ing.com/investors.

For news updates, go to the newsroom on www.ing.com or via X (@ING news feed).

For ING photos such as board members, buildings, go to Flickr.

ING Press Release 1Q2025 16

ING Press Release 1Q2025 17 Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014 (‘Market Abuse Regulation’). ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2024 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) changes affecting interest rate levels (3) any default of a major market participant and related market disruption (4) changes in performance of financial markets, including in Europe and developing markets (5) fiscal uncertainty in Europe and the United States (6) discontinuation of or changes in ‘benchmark’ indices (7) inflation and deflation in our principal markets (8) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (9) failures of banks falling under the scope of state compensation schemes (10) non - compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (11) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and the related international response measures (12) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (13) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (14) ING’s ability to meet minimum capital and other prudential regulatory requirements (15) changes in regulation of US commodities and derivatives businesses of ING and its customers (16) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (17) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (18) changes in tax laws and regulations and risks of non - compliance or investigation in connection with tax laws, including FATCA (19) operational and IT risks, such as system disruptions or failures, breaches of security, cyber - attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business and including any risks as a result of incomplete, inaccurate, or otherwise flawed outputs from the algorithms and data sets utilized in artificial intelligence (20) risks and challenges related to cybercrime including the eﬀects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy, including such risks and challenges as a consequence of the use of emerging technologies, such as advanced forms of artificial intelligence and quantum computing (21) changes in general competitive factors, including ability to increase or maintain market share (22) inability to protect our intellectual property and infringement claims by third parties (23) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (24) changes in credit ratings (25) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change, diversity, equity and inclusion and other ESG - related matters, including data gathering and reporting and also including managing the conflicting laws and requirements of governments, regulators and authorities with respect to these topics (26) inability to attract and retain key personnel (27) future liabilities under defined benefit retirement plans (28) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (29) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (30) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. This document may contain ESG - related material that has been prepared by ING on the basis of publicly available information, internally developed data and other third - party sources believed to be reliable. ING has not sought to independently verify information obtained from public and third - party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information. Materiality, as used in the context of ESG, is distinct from, and should not be confused with, such term as defined in the Market Abuse Regulation or as defined for Securities and Exchange Commission (‘SEC’) reporting purposes. Any issues identified as material for purposes of ESG in this document are therefore not necessarily material as defined in the Market Abuse Regulation or for SEC reporting purposes. In addition, there is currently no single, globally recognized set of accepted definitions in assessing whether activities are “green” or “sustainable.” Without limiting any of the statements contained herein, we make no representation or warranty as to whether any of our securities constitutes a green or sustainable security or conforms to present or future investor expectations or objectives for green or sustainable investing. For information on characteristics of a security, use of proceeds, a description of applicable project(s) and/or any other relevant information, please reference the offering documents for such security. This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control. Any forward - looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason. This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction.